March 25, 2025

Leigh Vosseller
Executive Vice President, Chief Financial Officer and Treasurer
TANDEM DIABETES CARE INC
12400 High Bluff Drive
San Diego, California 92130

       Re: TANDEM DIABETES CARE INC
           Form 10-K for the Year Ended December 31, 2024
           Form 8-K Filed February 26, 2025
           File No. 001-36189
Dear Leigh Vosseller:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed February 26, 2025
Exhibit 99.1
Non-GAAP Measures, page 4

1. We note that your presentation of various non-GAAP measures includes an adjustment for Tandem Choice for which you disclose that the accounting treatment
       for Tandem Choice had a high degree of complexity. Please tell us how you concluded that this adjustment is appropriate and does not result in tailored accounting measures. Refer to Question 100.04 of the Non-GAAP Financial Measures
       Compliance and Disclosure Interpretation for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 25, 2025
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services